UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Director

On July 20, 2026, Jiahe Liao resigned from his position as a director of the board of directors (the “Board”) of the Company and from any and all committees of the Board, effective immediately. Mr. Liao indicated that his resignation was not the result of any disagreement with management of the Company or the Board and he had no claims against the Company or its directors, officers, employees, or shareholders.

Appointment of Director and Executive Officer

On the same day, the Board passed a resolution to appoint Yu Guo as an independent director to the Board to fill the vacancy resulting from Mr. Liao’s resignation. The Company believes that Mr. Guo qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations under the Securities Exchange Act of 1934, as amended. Following the appointment, Mr. Guo is now a director to the Board and the chair of the audit committee of the Board, a member of the nominating and corporate governance committee of the Board, and a member of the compensation committee of the Board.

In connection with his appointment, on July 20, 2026, the Company entered into a director offer letter with Mr. Guo. The terms of the agreement are consistent with the Company’s standard arrangements for its directors. The form of the director offer letter is filed as Exhibit 10.1 to this report on Form 6-K.

The following is the biographical information of Mr. Guo

Yu Guo has a solid foundation in management and finance field. Since December 2023, Mr. Guo served as the managing partner and Director of Tiancheng Huaxin (Guangdong) Tax Advisory Co., Ltd., a tax advisory firm. He is also the partner of Pengsheng Certified Public Accountants (Special General Partnership), an accounting firm, since January, 2023. In his previous experience, he was the partner of Asia-Pacific Pengsheng Tax Advisory Co., Ltd., a tax advisory firm, from January 2017 to November 2023. He also serves as director or chairman in various companies, including: serving as the chairman of the board of Zhongwei Xinghua Holdings (Guangdong) Co., Ltd., a company specialized in research and development of fertilizers and soil pollution treatment, since July, 2022; serving as the director of Huabao Solid Soil Materials (Guangdong) Co., Ltd., a company engages in technology development and technical consulting services, since May 2023; serving as the director of Anquan Biotechnology (Hunan) Co., Ltd., a company specialized in research and development of fertilizers and soil pollution treatment, since September 2024. Mr. Guo studied Accounting and Statistics at Huainan Normal University and Hunan University. We believe that Mr. Guo is well qualified to serve as our director of the Company based on his educational background in the fields of accounting and corporate management and his work experience in the Company.

Exhibit

Exhibit No.	Description
10.1	Form of Director Offer Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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